Filed Pursuant to Rule 433

Registration No. 333-193879

February 23, 2016

PRICING TERM SHEET

Pacific Gas and Electric Company

2.95% Senior Notes due March 1, 2026

Issuer:	Pacific Gas and Electric Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	A3 / BBB / A-

Principal Amount:	$600,000,000

Trade Date:	February 23, 2016

Settlement Date:	March 1, 2016 (T+5)

Maturity Date:	March 1, 2026

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2016

Coupon:	2.95%

Price to Public:	99.734%

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Yield:	1.731%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	2.981%

Optional Redemption:

At any time prior to December 1, 2025 (the date that is three months prior to the maturity date), Pacific Gas and Electric Company may, at its option, redeem the 2.95% Senior Notes in whole or in part at a redemption price equal to the greater of:

•    100% of the principal amount of the 2.95% Senior Notes to be redeemed; or

•    as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the 2.95% Senior Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date), calculated as if the maturity date of such notes was December 1, 2025 (the date that is three months prior to the maturity date), discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest to the redemption date.

At any time on or after December 1, 2025, Pacific Gas and Electric Company may redeem the 2.95% Senior Notes, in whole or in part, at 100% of the principal amount of the 2.95% Senior Notes being redeemed plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	694308 HP5 / US694308HP52

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Morgan Stanley & Co. LLC Mitsubishi UFJ Securities (USA), Inc. The Williams Capital Group, L.P.

Co-Managers:	BNY Mellon Capital Markets, LLC TD Securities (USA) LLC C.L. King & Associates, Inc. Great Pacific Securities

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Barclays Capital Inc., toll free at 1-888-603-5847, (ii) BNP Paribas Securities Corp., toll free at 1-800-854-5674, and (iii) Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.